Mail Stop 4561

August 22, 2006

Mr. Charles Zhang
Chairman and Chief Executive Officer
Sohu.Com Inc.
Level 12, Vision International Center
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re: Sohu.Com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 000-30961**

Dear Mr. Zhang:

We have reviewed the above-referenced filings and your response letter dated August 7, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K filed on April 26, 2006 and August 8, 2006

Exhibit 99.1

1.   We note your response to prior comment number 5 with respect to your use of non-GAAP financial measures. Your response indicates your disclosure complies with Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. However, your current disclosure appears to only briefly disclose why you believe your non-GAAP measures are useful. Please revise future filings to fully comply with the disclosures of Question 8 of the Frequently Asked Questions

Regarding the Use of Non-GAAP Measures for each separate non-GAAP measure, or explain why you believe your current disclosure contemplates such disclosure considerations.

*****

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: Via Facsimile (617) 574-7568
        Timothy B. Bancroft, Esq.
        Goulston & Storrs, P.C.
        Telephone: (617) 574-3511